UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 8, 2006
Commission File Number 1-32591
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SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
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Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)
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[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated August 8, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: August 8, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN CORPORATION SIGNS CONTRACT TO BUILD FOUR NEW 5100 TEU
VESSELS AT HYUNDAI HEAVY INDUSTRIES CO., LTD.

- 12-Year Charters Arranged with Mitsui O.S.K. Lines, Ltd. -

Hong Kong, China, August 8, 2006 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) today announced that it has signed contracts to build four 5100 TEU vessels at Hyundai Heavy Industries Co., Ltd. in South Korea. These new orders will increase Seaspan’s total fleet to 37 vessels. The four newbuilding vessels will be delivered between April and December 2009. The total delivered cost is expected to average approximately $83.4 million per vessel, subject to certain pre-delivery expenses remaining at budgeted levels.

Seaspan also announced that it has arranged simultaneous twelve-year charter agreements for these four vessels with Mitsui O.S.K. Lines, Ltd. (“MOL”) of Japan at a rate of $28,880 per day. MOL is one of the largest global shipping companies and its container line is the world’s 11th largest in terms of TEU capacity.

Each new vessel is expected to contribute between $8.5 million and $9.0 million in incremental EBITDA per annum upon delivery. For this purpose, EBITDA (which is a non-GAAP measure) means net earnings before interest, undrawn credit facility fees, taxes, depreciation and amortization of deferred financing fees. This should result in an increase in distributable cash when the vessels are delivered and operating. The 5100 TEU vessel size will complement Seaspan’s existing fleet consisting of 9600 TEU, 8500 TEU, 4250 TEU, 3500 TEU and 2500 TEU vessels.

“We are extremely excited to enter into our first charters with a Japanese liner major,” said Gerry Wang, Chief Executive Officer of Seaspan. “MOL is a wonderful addition to our portfolio of customers with their investment grade credit rating and excellent business reputation. In addition, we are pleased to execute our first shipbuilding contracts with HHI, the global leader in the construction of container vessels. This project brings diversification in terms of customer, vessel size and shipbuilder to our company while meeting our strict return and credit risk criteria.”

Seaspan Management Services Limited (“SMSL”) will supervise the construction of the new vessels and, upon their delivery, operate the ships for Seaspan at an expected rate of $4,800 per day.

HHI, based in Ulsan, South Korea, is world’s largest shipbuilder and has built over 270 containerships during its 34 years in operation.

The company is in the process of arranging long-term debt financing for this order.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 17 containerships consisting of fifteen 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next three years, Seaspan will add 20 additional vessels to its fleet, including four 4250 TEU vessels, two 9600 TEU vessels, two 3500 TEU vessels, eight 2500 TEU vessels and the four 5100 TEU announced today.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

-more-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future acquisitions by Seaspan and other potential financial and other benefits relating to the charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement; early termination or breach of one or more of the long-term charter contracts; changes in production of or demand for our vessels, either generally or in particular regions; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; and other factors described from time to time in the reports filed by Seaspan with the SEC, including our Registration Statement on Form F-1, our Annual Report on Form 20-F, when filed, and our reports on Form 6-K.

Contact:

Seaspan Corporation
Mr. Kevin M. Kennedy
Chief Financial Officer
(604) 482-8777
Fax: (604) 648-9782
www.seaspancorp.com